Exhibit 99.1

PRESS RELEASE	October 15, 2009

Syneron Medical Ltd. to Acquire Primaeva Medical, Inc.

YOKNEAM, ISRAEL–October 15, 2009. Syneron Medical Ltd. (Nasdaq: ELOS), today announced it has signed a definitive agreement to acquire Primaeva Medical, Inc., an aesthetic technology firm based in Pleasanton, CA. Primaeva developed a minimally invasive RF aesthetic device for the treatment of skin wrinkles and laxity. The proposed acquisition is subject to customary conditions and is expected to close before the end of calendar year 2009. Syneron expects to introduce the non-surgical skin tightening Primaeva technology in 2010.

The Primaeva product, which has already received FDA clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency (RF) energy directly within the reticular dermis. Its fractional treatment patterns and unique energy delivery mechanism have demonstrated noticeable skin tightening, with minimal downtime, in a multi site clinical study which included more than 100 patients.

“The Primaeva system is a leap forward, utilizing fractionated RF energy to target the dermis in a selective and predictable manner. It has undergone rigorous scientific studies, with consistent physician and patient satisfaction,” said Syneron CEO Lou Scafuri. “The team at Primaeva is developing a non-ablative application for dermal remodeling and skin laxity improvement that we expect will complement our other aesthetic technologies such as the recently introduced eMatrix system for Sublative Rejuvenation and Vela Shape II body shaping technology. The Primaeva acquisition adds to our platform of innovative products and is well suited for our dermatologist and plastic surgeon customers,” added Scafuri.

“The Primaeva technology has been studied by key opinion leaders in the aesthetic medical area, and is the subject of three published papers and one paper pending publication in a leading peer-reviewed aesthetic journal,” said Scafuri. New York dermatologist Macrene Alexiades-Armenakas, M.D., Ph.D., P.C., presented the findings of the Primaeva clinical trials at this year’s American Academy of Dermatology annual meeting. According to Dr. Alexiades-Armenakas, Primaeva’s results on the face “surpass any other device I’ve seen in terms of tightening for a single treatment. And there’s no reason it could not potentially be used elsewhere on the body, like the jowls or the abdomen.”

With the Primaeva system, treatment temperature is preselected and energy is delivered directly within the dermis using proprietary, patented technology that seeks to eliminate the uncertainty previously associated with the location of energy delivery and tissue temperature control. It’s Intelligent Feedback System (IFS) is designed to ensure precise dermal targeting, via sensors embedded in the applicator to provide real-time feedback of skin temperature and tissue impedance within the treatment zone.

PRESS RELEASE	October 15, 2009

As part of the agreement, Primaeva founder and CEO Bankim Mehta will join the Syneron management team. Mehta brings broad experience in the medical aesthetic industry. “I am excited to join Lou Scafuri and the Syneron management team that is establishing itself as a leader in aesthetic technology,” said Mehta. “Syneron with its expanding distribution network will ensure that the Primaeva technology is rapidly introduced to the broadest possible customer base.”

Syneron recently announced its agreement to acquire Candela Corporation. With the acquisition of Primaeva, Syneron continues to develop and broaden its industry-leading portfolio of superior technologies and applications for the aesthetic physician.

Syneron will acquire Primaeva for $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones.

About Primaeva Medical, Inc.

Based in Pleasanton, CA, Primaeva was founded in 2005.  The company has developed a patented, minimally invasive technology for aesthetic application. Their development of the company’s first product is complete and it is intended to improve aesthetic results by increasing the efficiency and control of sub-dermal RF energy.  Previous investors include Frazier Healthcare Ventures, Delphi Ventures and Affinity Capital Management.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, CA, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at “http://www.syneron.com”.

PRESS RELEASE	October 15, 2009

Statements in this press release regarding the proposed acquisition, including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the transaction, the benefits of the proposed transaction, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “seeks,” “estimates, “ “designed” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of parties to the transaction to satisfy the closing conditions and consummate the transaction; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risks that the Primaeva technology may not perform as expected or have unanticipated side effects and the other risks set forth in Syneron Medical Ltd.‘s most recent Annual Report on Form 20-F, as well as the other factors described in the filings that Syneron Medical Ltd. make with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.‘s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, the statements in this press release reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this press release. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, they specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.‘s views as of any date after the date of this press release.

Syneron Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com